SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                                UNIVERSAL FOREST PRODUCTS, INC.
(Name of Issuer)

                                          Common Stock, No Par Value
(Title of Class of Securities)

                913543-10-4
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on the following page(s))

Page 1 of 4 pages

CUSIP No. 913543-10-4	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter F. Secchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 651,316 6 SHARED VOTING POWER 361,802 7 SOLE DISPOSITIVE POWER 651,316 8 SHARED DISPOSITIVE POWER 361,802
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.24%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 913543-10-4	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: Universal Forest Products, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices: 2801 East Beltline NE Grand Rapids, Michigan 49525

Item 2(a)	Name of Person Filing: Peter F. Secchia

Item 2(b)	Address of Principal Business Office or, if None, Residence: 220 Lyon Street NW, Suite 510 Grand Rapids, Michigan 49503

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Securities: Common Stock, No Par Value

Item 2(e)	CUSIP Number: 913543-10-4

Item 3	Not applicable.

Item 4	Ownership:

Ownership details are disclosed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G. The amount shown in Item 9 on the cover sheet for Peter F. Secchia includes 50,000 shares held by his wife, 11,802 shares held in an IRA for his wife, and 30,000 shares held by Montclair Capital Fund LLC in which Mr. Secchia retains shared voting and dispositive powers.

CUSIP No. 913543-10-4	13G	Page 4 of 4 Pages

Item 5	Ownership of 5% or Less of a Class: Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by Parent Holding Company: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of a Group: Not applicable.

Item 10	Certification: Not applicable.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008	/s/ Peter F. Secchia ——————————————— Peter F. Secchia